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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Viking Strength Supps, LLC
Legal status of issuer:

Form: limited liability company
Jurisdiction of Incorporation/Organization: Georgia
Date of organization): August 23, 2021

Physical address of issuer: 2330 Brevard Circle / Savannah, Georgia 31404
Website of issuer: www.vikingstrengthnutrition.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: SAFE (Simple Agreement for Future Equity)
Target number of securities to be offered: 10,000
Price (or method for determining price): 1.00
Target offering amount: $10,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): $107,000
Deadline to reach the target offering amount: 120 days from filing this offering

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 4,800.00	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 25,000.00	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 9,400.00	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 12,300.00	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Viking Strength Supps, LLC
(Issuer)
By
/s/ Nathaniel Korpusik
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nathaniel Korpusik
(Signature)

(Title)
January 5th, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>Viking Strength Supps, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nathaniel Korpusik	50%	50% %
Kathryn Mabe	50%	50% %
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

MEMBERS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nathaniel Korpusik   Dates of Service: August 1, 2021 – Present
Principal Occupation: Owner
Employer: Viking Strength Sports   Dates of Service: May 31, 2019 - Present
Employer's principal business: personal fitness training
List all positions and offices with the issuer held and the period of time in which the member served in the position or office:

Position: Co-Owner   Dates of Service: August 1, 2021 – Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: Viking Fitness
Employer's principal business: personal fitness training
Title: Co-Owner   Dates of Service: March 1, 2016 – May 31, 2019
Responsibilities: Run day-to-day operations

Name: Kathryn Mabe   Dates of Service: May 31, 2019 – Present
Principal Occupation: Trainer
Employer: Viking Strength Sports   Dates of Service: May 31, 2019 – Present
Employer's principal business: personal fitness training

List all positions and offices with the issuer held and the period in which the member served in the position or office:

Position: Co-Owner   Dates of Service: May 2017 – May 2019

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: Viking Fitness
Employer's principal business: personal fitness training
Title: Co-Owner   Dates of Service: March 1, 2018 – May 31, 2019
Responsibilities: Run day to day operations

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nathaniel Korpusik

Title: Co-Owner   Dates of Service: August 1, 2021 - Present

Responsibilities: Run day to day operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Viking Strength Sports

Employer's principal business: personal fitness/strength training

Title: Co-Owner   Dates of Service: May 31, 2019 – Present

Responsibilities: Run operations and marketing

Employer: Viking Fitness

Employer's principal business: personal fitness/strength training

Title: Co-Owner   Dates of Service: March 1, 2016 – May 31, 2019

Responsibilities: Day to day operations and training

Name: Kathryn Mabe

Title: Co-Owner   Dates of Service: August 1, 2021 - Present

Responsibilities: Training and day to day operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Viking Strength Sports

Employer's principal business: personal fitness/strength training

Title: Co-Owner   Dates of Service: May 31, 2019 - Present

Responsibilities: Day to day operations and training and marketing

Employer: Viking Fitness

Employer's principal business: personal fitness/strength training

Title: Co-Owner   Dates of Service: March 1, 2018 – May 31, 2019

Responsibilities: Training clients and day to day operations and financial operations

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

(D) BUSINESS DESCRIPTION AND PLAN

What we do (Business Description)

Viking Strength Supps, LLC is a lifestyle brand located in Savannah, GA. We began as a Personal Training and Coaching business, grew organically into building our own brick and mortar facility, and have expanded into the Supplement market within the last year. We have taken an organic and natural approach to supplements because we believe that simplicity tends to be more beneficial to the end user, and more cost effective for us.

Our first product we brought to market is called Stormbreaker. It is an Egg White protein powder. This product was developed to offer an option other than Whey protein, which is the market standard for protein powder. Whey protein contains dairy and frequently causes digestion issues and bloat. Lactose-intolerance, lactose malabsorption and milk/dairy allergies are surfacing more and more across the world. Additionally, Whey protein has less bioavailability than Egg White protein. Simply put, this means that if a user consumes the same amount of both a Whey protein and an Egg White protein, they will absorb more nutritional value from the Egg White Protein. Our Stormbreaker Protein has only 4 ingredients. We currently offer Chocolate and Vanilla only. As we expand our flavor availability, we are dedicated to keeping ingredients as simple and minimal as possible to provide the best outcome for our consumers.

After launching Stormbreaker and having wonderful feedback from our customers over the last 10 months, we decided it is time to expand our product catalogue. In addition to formulating 2 new flavors (Plain and Cookies & Cream), we are adding some other useful basics including Creatine Monohydrate, Fish Oil, and Natural Caffeine. These items require minimal labor to produce, are cost effective to acquire, and have a high demand among our growing customer base.

It is our goal to expand to larger markets and grow our community of strength and empowerment.

We have built an ambassador program and taken on a handful of high-level sponsored athletes to help promote our brand. We are always looking to grow this and get our products into as many hands as possible, and have high visibility within this industry.

We are raising money to put a team in place so we can expand all aspects of our business. In the beginning our organization was small enough for us to wear all the "hats", but we know our limits. We are currently doing all production in-house with only a 3 person team. This includes everything from making the products, packaging, labeling, social media/marketing, and fulfillment. We need to scale up production on our supplement line as we have new products to bring to market and more markets we wish to infiltrate. If we surround ourselves with a great team, there is no reason we won't succeed. An investment in a company is an investment in the people. In this case, team work will truly make the dream work.

Highlights (Milestones/Achievements)

- Incorporated on ... 08/01/2021.
- Hired a tech team on... 08/01/2021
- Launched the beta or MVP on...
- 08/01/2021 (for supplement line)
- Received our first revenue on... 08/02/2021
- Received a family and friends round of $$$ on ... 08/1/2021 of $100,000
- Voted the Face of Strength and Fitness in the South by South Magazine
- Featured on multiple news outlets for outstanding cleanliness and excellent business practice

Meet the Team (Management)

(1) Nathaniel Korpusik OWNER

Nate Korpusik is a combat veteran, entrepreneur, elite powerlifter, and an extremely passionate individual when it comes to fitness or mental health. Nate's role in this organization is co-owner. He is a good fit because of the passion he has for this industry. Nate has spent time working in the supplement industry and learned a lot about what companies are doing right and wrong. Match that with his 10 years in the medical field (EMT in Boston, MA) and he is a great fit with this organization.

Nate brings with him the kind of patience and ambition that comes only from a background like his. With many certifications ranging from personal training to powerlifting coach, he also brings years of knowledge about fitness to the organization.

(2) Kathryn Mabe, CO-OWNER

Kathryn brings another range of skills to the group. She went to college at UFC for Entrepreneurial Management and has continued to gather certifications and skills in the fitness and business industries. Without fear she has tackled all the major issues that come with building a startup. Katt has been training people for almost a decade and holds the title of international elite powerlifter. She is currently ranked 18th in the nation. A number we are proud of because it reflects her persistence and ambition.

Kathryn also brings an artistic mindset to the organization. With her creativity and artistic mindset we are able to relate to the marketplace and give our message the correct image to go along with it.

How we make money (Business Model)

We make money in a few different ways.
Pricing: We price according to the market and competitors as well as adjust for our costs. We have been competitive.

Ambassador: Our ambassador program has been the main driving force. Recruiting others and giving them a percentage of each sale has been integral in expanding the word about our product.

Paid ads: We have recently adjusted our approach to this. In partnership with our business advisors we are retooling our advertising campaign and going to be doing a mix that involves paid online ads on sites like LinkEd in.

Social Media: We have a large following on social media and we continue to grow it with our social media team. With an investment we wish to expand our social media team.

Who uses our product (Market)

Already we have sold to all ages and people of varied backgrounds and internationally. Although that is still a small part of our operation. The supplement market in 2020 had over $140 Billion in revenue. This market is expected to grow by 8.6% compounded annually.

Within this market are athletes, gym goers, casual fitness enthusiasts, and regular people who just want to get healthier. There is a large problem in the world today, especially in the U.S. where obesity and unhealthy choices run wild. We want to empower those people (which can be anyone) to become stronger both mentally and physically.

Who are our competitors (Competition)

Redcon One: A large supplement company who primarily makes protein from Whey sources and animal byproducts. They are different in that we use only egg white protein and are over 90% pure (compared to their similar products at 84% pure). We also boast organic and all natural ingredients with an easy to read label with only four ingredients.

Jay Robb Egg White Protein: Another egg white protein brand. They are higher priced than us and we believe that is due to the fact that they use a lot of ingredients in their product and they use non natural and non organic ingredients.

Financial History (From date of this document)

- Total cash on hand: $3000
- Total revenue to date: $31000
- Total existing debt amount: $0
- Total founder(s) contribution: $100,000
- Total outside investors contribution: $0

Why will you succeed? (1 - 2 sentences)

We will succeed by believing in ourselves and the product and getting others to believe as well. We will run a clean and honest business with the best practices. We will always do research and employ people to cover areas of the business that they are best suited to run. Success is nothing without perseverance. And we have that.

Owner Story

Meet the founder of Viking Strength Sports LLC, Nathaniel Korpusik

What inspired you to create your startup?

We created these products and this business because we needed it. That was the inception. Then we realized, a lot of people need it. We have found a community growing around our products that brings people together from all walks of life. Something that nowadays is rare.

We needed this protein to be pure and natural and work better than the others. So we made it. We built a gym that breaks all the norms and so we built it. We needed a lifestyle that brings people together instead of pushing them apart. So we built it. And along the way, a lot of people realized that they needed it too.

Why not be better than the other companies out there? It isn't easy, and it will be hard. But that's part of why we like it.

What has been your favorite part about building your company?

Watching it grow around us from inception to over $300,000 in total revenue. A lot of people didn't think that it would come true and so far we have completed all of our goals to date and set newer, higher goals.

We also like how it has sharpened us humans and our ability to reflect on what we have done and what we need to do. It has seriously increased our skill sets and we both crave knowledge.

What has been your biggest obstacle so far?

Our biggest problem so far has been scaling up. A few people can only do so much. And we realize that. We spend many hours per day wearing all the hats of a company and have just recently been able to delegate out to a small team, which we need to keep growing.

Why should people invest in your company?

Long story short, the people in the company are what an investor would be investing in. I truly believe that a real investment is only going to help a strong team with proper delegation. With hiring people to work in their specific fields, we feel the company will be poised for major growth. Passion and persistence are rare in people nowadays. With many people saying "someday I will do this". In my opinion, someday means never.

So the people are where the investment will be spent along with portions going to marketing and inventory and business development. But each of those require the right people to drive them.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

The investment risks below are associated with investing in Viking Strength Sports LLC in this Offering. Please refer to the Offering Memorandum to view more information regarding the risks to this offering.

RISK OF LOSING YOUR MONEY. If the company goes out of business or defaults on the loan (term notes), you could lose some or all of your money.

RISK WITH FINANCIAL FORECASTS. The offering may contain financial forecasts that may not come true. The financial forecasts included are created using reasonable assumptions based on stable economic and market conditions among other factors. Even with stable economic and market conditions, the business cannot predict what will in fact happen in the future including default or bankruptcy.

RISK OF CHANGES IN ECONOMIC CONDITIONS. Factors not controlled by the business like pandemics, environmental disasters, economic recessions, changes in regulations, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars, among other factors are unpredictable and could negatively affect the can impact the business's ability grow and operate.

RISK OF TAX CONSEQUENCES. Your investment returns will be taxed and may bring your overall income or net worth over a particular tax bracket. Please discuss the potential tax consequences of your investments with a tax consultant.

RISK OF FUTURE FUNDING. The company may require additional funds in the future to expand or continue operations. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

RISK OF LIABILITY OR LEGAL RECOURSE. The business may act negligently in their day to day operations that could injure a customer or an employee in which legal recourse may be necessary. Due to the cost of lawsuits and legal resources, an event such as this could cause the company to cease operations or file for bankruptcy.

RISK OF OFFERING LIMITED SERVICES. The company offers limited services that attract a particular type of consumer which makes the business vulnerable to consumer preference or trends.

RISK OF LACK OF ACCOUNTING CONTROLS. Small businesses, in general, may not have the resources or expertise to implement strict accounting controls. This can expose an early-stage startup to liability and miscalculation of financial growth.

RISK OF COMPETITION. The business operates in a very competitive market that can make it hard for them to have the traction they need to survive as a business. They compete with many other businesses, both large and small, on the basis of quality, price, location, and customer experience, all of which could negatively impact financial performance. Competition in a saturated market is a key reason many businesses in this space fail.

RISK OF MANAGEMENT RELIANCE. As a Crowd SAFE holder without voting power, you will not be able to participate in the company's decisions that will determine the future of the company. You will be fully reliant on the executive management team and board of directors to make the proper judgement calls to make this business a success. Furthermore, if the founders or other key personnel of the company were to leave, or become unable to work, the company may be negatively impacted.

RISK OF NOT SELLING YOUR INVESTMENT. You cannot sell your Crowd SAFE for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

RISK OF NO REGISTRATION UNDER SECURITIES LAWS. The investment will not be registered with the SEC or the securities regulator of any State. Thus, neither the company nor the investment will be subject to the same degree of regulation and scrutiny as if they were registered.

RISK OF INCOMPLETE OFFERING INFORMATION. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares that generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm.

RISK OF LACK OF ONGOING INFORMATION. The company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the company is permitted to stop providing information in certain circumstances.

RISK OF UNINSURED LOSSES. The company may not be insured to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against. The company could incur an uninsured loss that could damage the business.

RISK OF CHANGES TO LAWS. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could negatively impact the business. This applies at federal and local levels.

RISK OF FUTURE INVESTORS HAVING SUPERIOR RIGHTS. If the company needs more capital in the future and takes on additional investors for financing, the new investors might have rights superior to yours. For example, they might be investors with preferred shares with voting rights that give them a greater voice in management, or otherwise.

RISK OF COVID-19 IMPACT. The ongoing COVID-19 pandemic may impact the company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the company can not guarantee that it will resume operations in the future.

RISK OF REAL ESTATE RISK. Company is still in the process of securing or extending a lease, which will be necessary to conduct operations. To the extent they are unable to find and secure a location that is adequate, investors may lose some or all of their investment. This risk especially applies to brick and mortar businesses.

RISK OF HAVING A LIMITED OPERATING HISTORY. The company is relatively young and has limited operating history as opposed to an established entity. Having a limited operating history may make it difficult to predict the accuracy of the financial forecast given.

RISK OF INVESTING IN LLC. Investing in an LLC can be more risky due to less definition behind rights and controls of an LLC unit versus common shares in a corporation.

RISK OF TWO MAJORITY OWNERS. Investing in a business that has two majority owners can limit strategy and decision-making to the majority stakeholders. The success of this business is reliant on the right decisions made by the two majority stakeholders.

RISK OF CROWD SAFEs. Investing in Crowd SAFEs may be risky because they are not officially securities but instead a contract and promise to future equity. If the finance event trigger never occurs, then the Crowd SAFEs may never convert into equity in the business.

RISK OF AMBASSADOR PROGRAMS. Ambassador Programs may bring additional risk and liability to the business due to the actions of the ambassadors from a marketing perspective. The Brand Ambassadors may represent the business in a negative light hurting its sales and brand. If the business is highly dependent on Brand Ambassadors to succeed, then the business may fail if the Brand Ambassadors are poorly managed or if they hurt the brand with a bad image.

9. What is the purpose of this offering?
The company will use the funds to expand their business by investing in marketing, hiring, and product development.

10. How does the issuer intend to use the proceeds of this offering?

USE OF FUNDS

	If Minimum Funding Goal is Met	If Maximum Funding Goal is Met
FUNDING GOALS	**$10000**	**$107000**
Marketing	$1500	$20000
Hiring	$2000	$30000
Outsourcing Manufacturing	$2800	$19510
Product Development	$3000	$30000
Silicon Prairie Listing Fee (7%)	$700	$7,490

The amounts listed are estimates and may change due to strategic and/or economic factors.

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SECURITIES OFFERED

Please see Crowd SAFE in Appendix C for more details.

Type of investment

The investor is purchasing a Crowd SAFE. A Crowd SAFE is an equity-based security that provides rights to the investor for future equity in the company without determining a specific price per share at the time of investing. At the next qualified finance round of your startup (not this crowdfunding campaign), your investors' SAFEs will convert to shares based on the Valuation Cap or the Discount Rate given in the Crowd SAFE.

Each Term Note is being offered at a value of $1 per security offered. If you The business does not intend to change the value of the Crowd SAFEs in the future.

Investment Type	Crowd SAFE
Valuation Cap	$1,000,000
Discount Rate	20%

Qualified Equity Financing

A Qualified Equity Financing shall mean the next sale (or series of related sales) by the Company of its Preferred Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $100,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Preferred Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

Voting Rights

Crowd SAFE holders do not have voting rights. Crowd SAFE holders should be aware that they have no voting power in the startup whether they are minority or majority Crowd SAFE holders. The majority shareholders have the voting power to decide what is best for the company. In connection with a conversion of Investor's investment in the Crowd SAFE into Capital Stock, the Investor agrees to grant the Company irrevocable proxy voting rights. The investor cannot impede on proxy rights held by the Company.

Modifications

The SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same Pre-Money Valuation Cap and Discount Rate as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

Restrictions on Transfer

The Crowd SAFEs being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities where issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investors;
3. As part of an offering registered with the U.S. Securities and Exchange Commision; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Securities Issued

Name of Security	LLC Units
Par Value	$0.0001
Outstanding Shares	100%
Voting Rights	Yes
Anti-dilution Rights	No
Difference between Crowd SAFEs being offered	The Crowd SAFEs offered do not have voting rights or anti-dilution rights.

Principal Owners with 20% or More Voting Power

Name	*Ownership (%)*	*Type of Securities*
Nathaniel Korpusik	50%	LLC Units
Kathryn Mabe	50%	LLC Units

Effect of Other Securities Offered

The sale of additional equity-based securities could have rights that are superior to those in this offering. For example, the startup can offer preferred shares with voting rights to later investors.

Dissolution

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event, subject to the Crowd SAFE terms.

Liquidity Event

If there is a Liquidity Event before the termination of the Crowd SAFE, then the investor will be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

Liquidation Priority

In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination

This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of SAFE Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under the terms of the Crowd SAFE; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the Crowd SAFE.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

CAPITALIZATION TABLE

Name	Ownership (%)	Type of Securities	Contribution Amount
Nathaniel Korpusik	50%	LLC Units	$50,000.00
Kathryn Mabe	50%	LLC Units	$50,000.00
TOTAL	**100%**		**$100,000.00**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The offering price was arbitrarily determined.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
      (1) any or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
      (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FINANCIALS FOR Viking Strength Supps

I, Nathaniel Korpusik, confirm that the financials provided below have been reviewed by me and my team. I confirm that these historic financials found in Exhibit A are accurate to the best of my knowledge. I look forward to you investing in our company.

Regards,



_____
Signature
Nathaniel Korpusik

 Kathryn Mabe_____
Name
Co-owner

_____ _Kathryn Mabe_____
Co-owner

 12/12/2021_____
Date

[EXHIBIT A ON THE NEXT PAGE]

BALANCE SHEET

Period	From 08/01/2021 to 12/12/2021
Assets	**Amount (presently)**
Cash	$4800
Accounts Receivable	$0
Inventory	$10000
Prepaid Insurance	$0
Furniture & Fixtures	$0
TOTAL ASSETS	**$0**
Liability & Owner's Equity	**Amount**
Current Liabilities	$0
Loans & Long-Term Liabilities	$0
Owner's Equity	$0
TOTAL LIABILITIES & OWNER'S EQUITY	**$0**

PROFIT & LOSS STATEMENT

Period	From 08/01/2021 to 12/12/2021
Income	**Amount**
Product Sales	$25000
Other Income	$0
TOTAL INCOME	**$0**
Expenses	**Amount**
Advertising	$9400
Bank Charges	$2100
Office Expenses	$1200
Professional Fees	$0
Miscellaneous	$0
Travel, Meals	$0
Taxes	$0
TOTAL EXPENSES	**$0**
NET INCOME	**$12300**

FINANCIAL PROJECTIONS (NEXT 5-YEARS)

By End of Year	Revenue	Expenses	Total Users/Customers
2021	$300000	200000	xxx
2022	$800000	350000	10000
2023	$1,200,000	400000	100000
2024	$2,400,000	1,000,000	500000
2025	$5,500,000	2,000,000	1000000

Recommend putting more specific numbers for customer projections

[END OF FINANCIALS]

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:

    (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

    (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

    (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
 (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

MISSING FILE material.pdf

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.